[Brixmor Property Group Inc. Letterhead]

October 29, 2013

VIA EDGAR

Re:	Brixmor Property Group Inc.
Registration Statement on Form S-11

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E. Washington, D.C. 20549

Attention: Sandra B. Hunter, Esq.

Ladies and Gentlemen:

Pursuant to Rule 3a of the Securities and Exchange Commission’s Informal and Other Procedures and in connection with the above-referenced registration statement on Form S-11 filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended (the “Registration Statement”), Brixmor Property Group Inc. (the “Company”) hereby certifies that:

•	the Company has instructed its bank to transmit to the Securities and Exchange Commission the filing fee applicable to the Registration Statement by a wire transfer of such amount from the Company’s account to the U.S. Treasury designated lockbox depository for Securities and Exchange Commission filing fee payments as soon as practicable, but not later than the close of the next business day following the filing of the Registration Statement, and the Company will confirm receipt of such instructions by its bank during regular business hours on the next business day following the date hereof;

•	the Company will not revoke such instructions; and

•	the Company has sufficient funds in such account to cover the amount of such filing fee.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

Very truly yours,

BRIXMOR PROPERTY GROUP INC.

By:	/s/ Michael V. Pappagallo
	Name:	Michael V. Pappagallo
	Title:	President and Chief Financial Officer